Form N-SAR
ICAP FUNDS, INC.
Attachment for Item #77.M
Mergers

The All Cap Value Fund, a series of Eclipse Funds Inc., merged with and into the MainStay ICAP Equity Fund, a series of ICAP Funds, Inc.

1(a)     The date of the meeting and whether it was an annual or special meeting;
Pursuant to notice, a special meeting of shareholders (the “Special Meeting”) of Eclipse Funds Inc. was held on Monday, July 16, 2007 at 10:00 a.m. (Eastern time) at the offices of New York Life Investment Management LLC (“NYLIM”), 169 Lackawanna Avenue, Parsippany, New Jersey.

(b) If the meeting involved the election of directors, state the name of each director elected at the meeting and the names of all other directors now in office;

N/A

(c)	Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter;

To approve an Agreement and Plan of Reorganization providing for (i) the reorganization of the All Cap Value Fund, a series of Eclipse Funds Inc., into the MainStay ICAP Equity Fund, a series of ICAP Funds, Inc., both Maryland corporations; and (ii) the subsequent redemption of the shares and termination of the All Cap Value Fund.

The above proposal was discussed in detail in the proxy statement.  No other business came before the Special Meeting.

With respect to the All Cap Value Fund, a series of Eclipse Funds Inc., the proposal listed above was passed by the shareholders, as confirmed by the Inspector of Elections.

The following is a summary of how the votes on the Proposal presented before the Special Meeting held on July 16, 2007, were cast.  There was no votes cast in person at the meeting.

MAINSTAY ALL CAP VALUE FUND

	Number of Shares	Percent of Shares Outstanding	Percent of Shares Present
Affirmative	7,874,118.017	76.540%	97.206%
Abstain	41,454.204	0.403%	0.512%
Against	184,840.054	1.797%	2.282%
Total	8,100,412.275	78.74%	100%

The merger took place on July 26, 2007, at which time the All Cap Value Fund liquidated.